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                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



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                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                   UNDER THE INVESTMENT COMPANY ACT OF 1940.

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                             SCHRODER SERIES TRUST
                            Exact Name of Registrant
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                            NOTIFICATION OF ELECTION


     Schroder Series Trust, a registered open-end series investment company, on behalf of Schroder Large Capitalization Equity Fund, Schroder Small Capitalization Value Fund, Schroder MidCap Value Fund, Schroder Investment Grade Income Fund, and Schroder Short-Term Investment Fund, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the state of New York on the 11th day of May, 1998.



                                        SCHRODER SERIES TRUST





                                        By: /s/ Catherine A. Mazza
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                                            Catherine A. Mazza
                                            Vice President



Attest: /s/ Alexandra Poe
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        Alexandra Poe
        Clerk